August 24, 2007

VIA EDGAR AND FAX

Mr. Larry Spirgel
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:  Telkonet, Inc.
File No. 1-31972
Form 10-K for Year Ended December 31, 2006
Form 10-Q for Quarter Ended March 31, 2007

Dear Mr. Spirgel:

We are writing in response to your July 26, 2007 correspondence (the "Comment Letter") concerning Telkonet, Inc.'s (the "Company") Form 10-K for the year ended December 31, 2006 and the 10-Q for the quarter ended March 31, 2007. Set forth below are the Company's responses to each comment contained in the Comment Letter. Paragraph numbers utilized below correspond to those set forth in the Comment Letter.

1.	We will amend the Company’s 10-K for the year ended December 31, 2006, to comply with the appropriate disclosures in the Comment Letter.

2.
As previously stated, management identifies a delinquent customer based upon the delinquent payment status of an outstanding invoice, generally greater than 30 days past due date. The delinquent account designation does not trigger an accounting transaction until such time the account is deemed uncollectible. The allowance for doubtful accounts is determined by examining the reserve history and any outstanding invoices that are over 30 days past due as of the end of the reporting period. Accounts are deemed uncollectible on a case-by-case basis, at management’s discretion based upon an examination of the communication with the delinquent customer and payment history. Typically, accounts are only escalated to “uncollectible” status after multiple attempts have been made to communicate with the customer both orally and in writing, by the billing department and management

3.
In 2006, the Company modified its commercial sales strategy from a direct sales model to primarily an indirect reseller purchase model. In light of such modification, the Company proposes to revise its disclosure as follows:

“The Telkonet Segment product revenue principally arises from the sale of the Telkonet iWire SystemTM to commercial resellers as well as directly to customers. The Telkonet iWire SystemTM utilizes a building’s electrical wires as the backbone for a local area network, converting electrical outlets into data ports. The Telkonet iWire SystemTMconsists of the Telkonet Gateway, the Telkonet Extender, the patented Telkonet Coupler, and the Telkonet iBridge, which “bridges” the connection from a computer to the data port. Customers can purchase Telkonet iBridges on an as-needed basis, allowing vendors to supply equipment to meet their occupancy demands. Telkonet’s customers to date have been principally located in the Commercial (Hospitality and Multi-Dwelling) and International markets.”

4.
We determined a discount rate of 20% by considering several factors including the risk-free rate of return, the expected inflation rate, and related business risks over a period of eight years, or the estimated subscriber life. The risk-free rate was estimated at approximately 5% using the yield of U.S Treasury constant maturity securities with terms of eight years, as published by the Federal Reserve. Additionally, a risk premium of 15% was applied, related specifically to the size and industry of the company acquired, based on information contained in the Cost of Capital Yearbook, published by Ibbotson Associates. Cash flows from net income after tax were discounted to their present value at the appropriate discount rate as determined above.

5.
The transfer of the operating lease agreements and related capitalized equipment to Hospitality Leasing (HLC) as a sale was appropriate because the Company’s intent was to divest its ownership of each underlying customer and only provide the on-going customer support and, where applicable, ISP service. The Company determined that the purchase agreement between the Company and HLC is “without recourse” by HLC with respect to (i) the portfolio contracts acquired, (ii) the collection of portfolio servicing receivables, and (iii) the portfolio assets (except for certain indemnification rights not attributate to (i) through (iii)). The Company concluded that the revenue should be accounted for as a sale since the underlying customers and related equipment were transferred to HLC on terms materially consistent with the Company’s other product sales. Specifically, the Company noted the following:

•
HLC assumed the obligation and responsibility of insuring that the system performs within the operating specifications, including repairing and replacing equipment and providing software modifications during the term. In conjunction with the sale, HLC entered into the Vendor Program Agreement with the Company to fulfill the support obligations associated with the acquired contracts. The services are rendered on behalf of HLC by the Company on a monthly basis through the end of the respective terms of the underlying contracts.

•
The Company’s obligation to perform service to the underlying customer was based on the call support and service requirements of each contract. The majority of the call support efforts were serviced via a third party support center and, if necessary, a third party contractor would perform an on-site service call. The ISP was established at a fixed price at the time of original installation. The terms of the agreements were fixed and the price of contract and future ISP and support obligations were established at the time of sale.

•
HLC is responsible for the collections of the monthly customer payments from the underlying customer.  Upon receipt of the payment from the customer, HLC provides the Company the related 20% remaining payment due. The Company does not recognize the support-related revenue until such time that payment is received from HLC to ensure collectibility.

6.
The equipment transferred to HLC consisted of the Company’s hardware, infrastructure and peripherals provided, installed or stored by the Company at the customer location which enabled the Company to provide high speed internet access. HLC assumed the obligation and responsibility of insuring that the system performs within the operating specifications, and repairing and replacing equipment and providing software modifications during the term. In conjunction with the sale, HLC entered into the Vendor Program Agreement with the Company to fulfill the support obligations associated with the acquired contracts.

7.
The cash payments for the capitalized cost components at the time of the original installation were recorded as an investing activity. The Company had not considered the sale of such assets to HLC. Upon the agreement to transfer the assets to HLC, the facts and circumstances changed such that the Company considered the sale of the assets as operating activities. However, the Company allocated an amount equal to the original cash payments for capitalized cost previously recorded in the prior year as an investing activity receipt. The Company considered this classification appropriate to reflect the reversal of the predominant source of cash flow in the prior year.

8.
The equipment has value to the customer on a standalone basis without ISP and/or the customer support components. Telkonet has historically sold equipment on a standalone basis without support or ISP. The Company used its best estimate of fair value to allocate the equipment portion of the rental income payments and the customer support and ISP components. The Company allocated 30% of the remaining contract value to the ISP and customer support element as a fair value to fulfill the support and ISP service for the remaining term under a vendor program agreement with HLC. The determination was based upon our experience previously fulfilling the customer support service and specific contracts for ISP service. The equipment fair value resulted from the negotiated purchase price with HLC which was discounted from the remaining contract value, less the customer support and ISP. The Company determined the sales price to be a fair value as compared with direct sales to other customers. We believe that equipment and support/ISP represented a separated unit of accounting based upon the determined fair value and each unit was separately contracted with HLC through the vendor program agreement for the support/ISP and portfolio purchase agreement with a bill of a sale for the equipment.

9.
We believe that it is reasonable to place exclusive reliance on the historical volatility of our common stock, based on the daily closing price measured over a twenty-four month period. We do not incorporate other information, such as implied volatility, because there is no market for our derivative financial instruments, and therefore we do not believe the incorporation of such information would provide a more accurate estimation. Furthermore, we followed the guidance cited in note 64 of Interpretive Response to Question 6 under S.A.B.107.T.14D1, which provides that “at least two years of daily or weekly historical data could provide a reasonable basis on which to base an estimate of expected volatility if a company has no reason to believe that its future volatility will differ materially during the expected or contractual term.”

We have made our best efforts to consistently estimate and apply our assumptions when estimating expected volatility. After reviewing your comments, we respond to factors listed under Question 4 as follows: (1) there is no information available that we believe will cause our future volatility to differ significantly from the past, and additionally, there are no events in the past that would cause us to place less weight on our historical volatility; (2) we use a historical volatility calculator that measures daily historical prices of our common stock over a selected time period; (3) we use a range of dates that we believe is reasonable following the guidance cited above; and (4) we measured daily closing prices of our common stock, which we believe is reasonable and sufficient in our calculation of historical volatility.

Notwithstanding, we changed our methodology at mid-year, based on the cited guidance, and because we believe “a different valuation technique is expected to produce a better estimate of fair value.” (FAS No. 123(r), Appendix A, paragraph 23). It is our judgment that additional historical data, as it becomes available to us, will provide us with a better estimation of expected volatility. This is not a change in the type of information included in the assumption, but rather a change in the quantity of data measured, which we believe is inclusive of a more accurate estimation of expected volatility.

After further consideration of the factors in S.A.B. 107, regarding placing exclusive reliance on historical volatility, we have evaluated the use of historical data from similar entities. Although we do not consider similar companies in our estimation, we have identified a peer group of 12 publicly-traded companies based on size, industry, annual revenue, and capital structure (using the debt-asset ratio) for which we collected data and performed a five year historical volatility calculation. The companies chosen for our peer group include Netgear, Metro One Telecommunications, Medialink, Glowpoint, Intraware, Catapult Communications, Endwave Corporation, Carrier Access Corporation, and Echelon Corporation. The average five-year historical volatility of our peer group was 74%, which we do not believe is materially different from the historical volatility of our common stock. We have included our analysis as Exhibit A.

Through this analysis, we have concluded that our estimation of expected volatility is reasonable for the purpose of determining fair value. Based on the guidance cited in this response and our judgment, we will incorporate additional historical data as we deem it material to our estimation, and we will continue to review our assumptions annually for any material information to include as necessary, and we will disclose it accordingly.

10.	We will amend our 10-Q for the period ended March 31, 2007, to comply with the appropriate comments.

11.
For the purpose of determining that equity classification was appropriate at December 31, 2006 and March 31, 2007, the Company considered that it had achieved the effectiveness of the registration in a short time after filing. The following describes the Company’s obligations under the registration rights agreement to maintain effectiveness and also presents disclosures required by paragraph 12 of FBP EITF 00-19-2.

Senior Convertible Debentures: The registration statement filed by the Company on November 23, 2005, is required to remain effective at all times until the earlier of (i) the date as of which the Investors may sell all of the securities covered by the registration statement without restriction pursuant to Rule 144(k) or (ii) the date which the investors have sold all of the securities covered by the registration statement. If the registration statement fails to remain effective during this term, then, as partial relief for the damages, the Company shall pay to each investor an amount in cash, equal to one percent (1.0%) of the aggregate Purchase Price of such investor’s securities included in the registration statement, per month (prorated for partial months) until the agreement is settled. The damages payable to the investor are due on the earlier of (i) the thirtieth day after the failure giving rise to the damage payments has occurred and (ii) the third business day after the failure is settled. In the event the Company fails to make damage payments in a timely manner, such payments shall bear interest at the rate of one percent (1.0%) per month (prorated for partial months) until paid in full. As of December 31, 2006 and March 31, 2007, the convertible debentures were settled. However, warrants remained outstanding.

Private Placements: The registration statements filed on September 29, 2006 and March 2, 2007, are required to remain effective until the earlier of (i) the date that all securities covered have been sold or (ii) the date that the registered securities may be sold pursuant to Rule 144(k). If these registration statements fail to remain effective during this term, the Company shall pay an amount in cash equal to 2.0% per month of the aggregate amount paid by each investor, as liquidated damages, on a monthly basis until the agreement is settled. If the Company fails to pay the liquidated damages in full within seven days, the Company will pay interest on the amount owed at a rate of 10% per annum, pursuant to the terms of the agreement. The liquidated damages shall apply pro-rata for any portion of a month prior to settlement. In no event will the Company be obligated to make payments for liquidated damages in excess of 10% of the aggregate amount invested. The Company is not liable for liquidated damages in respect to any warrants attached to the securities purchased.

As of December 31, 2006 and March 31, 2007, the Company performed the following analysis under paragraphs 7-32 of 00-19 to determine whether the equity classification was appropriate:

Paragraph #	Analysis as of December 31, 2006 and March 31, 2007
7	The initial balance sheet classification of the contracts provided the Registrant with a choice of cash settlement or settlement in fixed number of shares.
8
Since the contracts provide the Registrant with a choice of cash settlement or settlement in a fixed number of its common shares, the Registrant classified the contracts as permanent equity as of December 31, 2006 and March 31, 2007

9	See below responses.
10	The Registrant reassessed its contracts at December 31, 2006 and March 31, 2007 and concluded no events occurred to cause the contracts to be reclassified as a liability or temporary equity
11	The contracts do not contain such provisions.
12
Not applicable. The Convertible Note was convertible at the option of the holder into the Company’s common stock at a conversion price equal to $5 per share; there is no provision requiring net cash settlement by the Company.

13	See below responses.
14
The initial Holders of the Convertible Debt elect to convert to the Company’s common shares, the Company may settle at its sole option, the contract with unregistered shares of common stock. As of December 31, 2006 and March 31, 2007, the convertible debt was settled.

15	Not applicable
16
For the registration statements that were outstanding as of December 31, 2006 and March 31 2007, the terms of the private placements specify in no event will the Company be obligated to make payments for liquidated damages in excess of 10% of the aggregate amount invested. The maximum penalty of 10% for failure to maintain effectiveness of the registration was deemed to be a fair value difference between settlements of registered vs. unregistered shares.

17	Not applicable.
18	Not applicable.
19	The Company has sufficient authorized and unissued shares as of the most recent balance sheet date to settle the delivery of the common shares underlying the embedded options and all other commitments
20	The number of shares to be delivered in connection with the placement of securities is fixed; there are sufficient authorized and unissued shares of common stock available to settle the obligations
21	See response to paragraph 19.
22	Not applicable.
23	Not applicable.
24	Not applicable.
25	Not applicable- Superseded by FSP EITF 00-19-2
26	There are no such “top off” provisions.
27	Not applicable.
28	Not applicable.
29	Not applicable.
30	Not applicable.
31	Not applicable.
32	Contracts do not require the posting of collateral

As a result of the above analysis, the Registrant has concluded that the contracts are permanent equity, and its accounting policy for the classification of equity instruments is reasonable and complies with current accounting principles generally accepted in the U.S.

In accordance with FSP EITF 00-19 -2, the Company has concluded that the likelihood of the penalties being paid is remote and therefore has not accrued a charge to operations.

In analyzing whether the notification from AMEX would create a claim that would give rise to a contingent liability and a charge to operations as defined by FSP EITF 00-19 -2, the Company‘s management considered all other factors and concluded that the likelihood of an event that would cause the Company not to maintain effectiveness of its applicable registration statements and incur penalties, if applicable, was remote.1

Other than the AMEX matter, which the Company’s management believes to be an isolated event that dealt with a specific and highly technical matter that was subject to interpretation by different parties, there are no events that have occurred in the past or are likely to occur in the future that would prevent the Company from maintaining the effectiveness of its applicable registration statements. Accordingly, the Company has concluded that the likelihood of the penalties being paid are remote and therefore has not accrued a charge to operations.

We acknowledge that the requirements for disclosing registration payment arrangements in financial statements for periods beginning subsequent to December 15, 2006 and agree to provide the disclosures required by paragraph 12 of FSP EITF 00-19-2 in future filings, as applicable.

The Registrant believes its policy of accounting for conversion features included in its convertible debt is reasonable and complies with current accounting principles generally accepted in the US.

12.
For three months ended March 31, 2007 and 2006, the expense incurred for non-employee stock options vested in the period was $0 and $277,000. Additionally, selling, general and administrative expenses increased for the three months ended March 31, 2007 over the comparable prior year by $1,168,068 or 38%. Of the approximately $607,000 increase in payroll costs, $150,000 was attributed to an executive bonus. We had an additional increase of $200,000 related to the addition of sales, support and administrative personnel. MST accounted for the remaining increase of $250,000 for additional personnel compared to the prior year period. MST also increased their advertising costs by approximately $85,000 over the prior year period. In February 2007, Telkonet executed a sublease agreement on the Crystal City, Virginia office, resulting in a one-time expense of $167,000 in March 2007, for the incremental monthly amounts owed by Telkonet during the remaining term of the original lease agreement. Approximately $380,000 was incurred for additional professional fees, with $85,000 in compliance services related to the Sarbanes Oxley process, $75,000 in legal fees related to the private placement in February 2007, the two acquisitions and the review of our annual report in March 2007, and a total of $75,000 of fees paid to the American Stock Exchange during the period ended March 31, 2007. Administrative costs for the acquired businesses of Smart Systems and Ethostream in March 2007 accounted for $69,000 and $93,000, respectively.

13.
The Company valued the Smart System International (SSI) inventory for purchase price allocation at the fair value of the inventory based upon the marketability of the finished goods and the experience of the product sales primarily within 2006. For further clarification, the Company has a sufficient supply of components and access to additional sources of these components, required to fulfill the Company’s inventory needs for 2007 and 2008 although these components are no longer manufactured. The finished product is included in the finished goods inventory as of the acquisition date considering that SSI had maintained sufficient sales prior to the acquisition date in support of the fair value. Additionally, the sales from the acquisition date of March 9, 2007 through June 30, 2007, amounted to $771,000 and the Company maintained a backlog of purchase orders or commitments of $1,052,000 as of June 30, 2007, which we believe provides a sufficient basis for utilization in the 2007 cost of sales. The Company does not anticipate significant incremental costs for upgrading and redesigning the products, although an analysis is not currently available.

14.	We have amended the Form 8-K to include the appropriate pro-forma financial information.
_______________
(1) As defined by FAS No. 5, paragraph 3 ( c)

We believe the foregoing fairly responds to the Comment Letter. The Company is prepared to provide to the staff any additional information required by the staff in connection with its review.

We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely,

TELKONET, INC.

/s/ Richard J. Leimbach
Richard J. Leimbach
Vice President Finance

EXHIBIT A:

Peer Group
Volatility Analysis
As of December 31, 2006

Company	Symbol	Annual Revenue	Total Assets	Total Liabilities	Market Cap.	Empl.	Debt/ Assets	Volatility
		(in 000's)	(in 000's)	(in 000’s)	(millions)			(5 years)

NETGEAR	NTGR	$ 573,570	$ 437,904	$143,482	$1,010.0	388	0.33	50%
METRO ONE TELECOM	INFO	30,339	27,612	7,036	12.8	560	0.25	86%
ASIA SATELLITE TELECOM	SAT	119,218	657,103	86,761	759.1	102	0.13	32%
APT SATELLITE HOLDINGS	ATS	54,911	437,759	183,528	83.3	161	0.42	59%
MEDIALINK	MDLK	31,700	35,154	15,626	26.8	155	0.44	75%
GLOWPOINT INC	GLOW	19,511	8,393	17,096	26.4	59	2.04	96%
INTRAWARE INC	ITRA	10,873	15,359	5,057	32.5	47	0.33	93%
MER TELEMANAGEMENT	MTSL	10,484	14,054	6,512	6.6	104	0.46	85%
CATAPULT COMMUNICATIONS	CATT	47,384	136,807	15,075	98.0	220	0.11	73%
ENDWAVE CORP	ENWV	62,226	100,653	11,255	109.0	151	0.11	94%
CARRIER ACCESS CORP	CACS	75,416	168,867	22,436	133.2	304	0.13	93%
ECHELON CORP	ELON	57,000	196,000	39,701	865.6	283	0.20	53%

AVERAGE		$ 91,053	$ 186,305	$ 46,130	$ 263.61	211	0.41	74%

TELKONET	TKO	$ 5,181	$ 12,517	$ 4,381	$152.2	96	0.35	74% (1)

__________
(1) Represents the twenty-four month volatility of TKO common stock

1